Exhibit 12.1

Levitt Corporation
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year ended December 31,
	2004	2003	2002	2001	2000
Earnings:
Pre-tax income from operations before adjustment for income or loss from equity investees	74,194	35,304	20,347	9,308	10,086
Fixed charges	11,099	7,924	8,057	6,226	7,967
Add: Amortization of capitalized interest	9,872	6,425	6,174	4,820	1,775
Distributed income from equity investees	9,744	1,561	6,214	6,131	4,568
Capitalized interest	(10,840)	(7,691)	(7,668)	(6,046)	(6,652)

	94,069	43,523	33,124	20,439	17,744

Fixed charges:
Interest expense	259	233	389	180	1,315
Interest capitalized	10,840	7,691	7,668	6,046	6,652

	11,099	7,924	8,057	6,226	7,967

Ratio of earnings to fixed charges	8.48	5.49	4.11	3.28	2.23